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                             December 7, 2021

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles, Inc.
       1828 North Higley Road, Suite 116
       Mesa, Arizona 95864

                                                        Re: Atlis Motor
Vehicles, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Submitted on
November 24, 2021
                                                            File No. 024-11714

       Dear Mr. Hanchett:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 1 to Form 1-A Filed November 24, 2021

       Exhibits, page 74

   1. Please include a currently dated auditor's consent in your next amendment. Refer to Item
                                                        17.11 of Part III to
Form 1-A. Also, please include the consent in the exhibit list.
       General

   2. Please amend the disclosure in your offering circular and in Part I of Item 4 of your Form
                                                        1-A to disclose the
aggregate offering price of your offering. In this regard, while you disclose the total
maximum price to investors, you do not include an aggregate offering price as defined in
Rule 251(a). When calculating the aggregate offering price, please include the value of
the shares being offered to investors, and the value of
 Mark Hanchett
Atlis Motor Vehicles, Inc.
December 7, 2021
Page 2
         the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please
         ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.
       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal
Branch Chief at (202) 551-3397 with any questions.



FirstName LastNameMark Hanchett                                 Sincerely,
Comapany NameAtlis Motor Vehicles, Inc.
                                                                Division of
Corporation Finance
December 7, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName